UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on December 16, 2013

ADDITIONAL LISTING

Royal Dutch Shell plc ("Shell") announces that application has been made to the
UK Listing Authority and the London Stock Exchange for 37,334,210 A Ordinary
shares of Eur 0.07 each in the capital of Shell (the "shares") to be admitted to the Official List of the United Kingdom Listing Authority and to be traded on the main market of the London Stock Exchange.  Application will also be made to
Euronext Amsterdam for the Shares to be admitted to trading on Euronext
Amsterdam.
The shares are to be issued as a scrip dividend alternative to receiving a cash dividend in respect of the third quarter 2013 interim dividend and dealings are expected to commence on December 23, 2013.
These shares will rank pari passu with the existing issued A Ordinary shares of
Eur 0.07 each.

This announcement will be available on http://www.shell.com/investor.

December 16, 2013

Mark Edwards
Deputy Company Secretary

ENQUIRIES

Media Relations
International: +44 207 934 5550
USA: +1 713 241 4544

Investor Relations
International: + 31 70 377 4540
North America: +1 713 241 1042

..........................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: December 17, 2013	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary